FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

GPA ANNOUNCES NEW EXECUTIVES AT MULTIVAREJO

São Paulo, January 20th, 2016 - GPA announces that its Human Resources Committee approved the nomination of Luis Moreno to serve as Chief Executive Officer of Multivarejo, a business segment formed by the Company's retail food operations. In accordance with the Company's governance process, the nomination of the executive will be submitted for approval to the Board of Directors of GPA in a meeting already scheduled for January 26, 2016.

The Company also announced the hiring of Marcos Samaha to serve as Chief Operating Officer of Multivarejo.

According to Ronaldo Iabrudi, Chief Executive Officer of GPA, the nominations are part of the organizational structure established for Multivarejo with separate operation between the formats, while also contributing to the integration across the businesses. "The two executives hold important experience in the retail industry, which, combined with the new model defined for Multivarejo, will reinforce positioning and differentiation in each format. The organizational structure will also enable us to advance progress in our processes to capture synergies," said Iabrudi.

The Extra, Pão de Açúcar and Proximity (Minimercado Extra e Minuto Pão de Açúcar) operations will report directly to Luis Moreno, CEO of Multivarejo. He will also be responsible for the Procurement & Private-Label Brands, Financial and Human Resources departments.

COO Marcos Samaha will also report directly to the new CEO and be charged with managing the Pricing, Information Technology, Sales, Logistics/Supply Chain, Sales & Customer Development, Prevention & Losses and Maintenance & Expansion departments at Multivarejo.

About the executives:

- Luis Moreno: A Spanish national, he holds a bachelor’s degree in Business Administration & International Trade from the University of Salamanca, and has vast leadership experience at major retailers on several continents. He was serving as CEO of Libertad (Casino) in Argentina since July 2014. Previously he held senior leadership positions at global retailers such as Carrefour, Ahold and Walmart.

- Marcos Samaha: A Brazilian, he holds a bachelor’s degree in Psychology and a graduate degree in Business Administration from FIA in São Paulo. He has long experience at the helm of major companies, including retailers such as Walmart, where he served as CEO of its Brazilian operation from 2010 to 2013. More recently, he served as CEO of Jequiti Cosméticos.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 20, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.